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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 31, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Nine months ended October 31, 2004

(unaudited – prepared by management)

Form 51-102F1

These financials statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Loss and Deficit
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2004	2003	2004	2003
	3 months	3 months	9 months	9 months
Mineral Property Interests		(restated)		(restated)
Revenue
Option Proceeds	$ 154,500	$ 36,000	$ 271,730	$ 130,000
Expenses
Acquisition costs	101,054	34,676	201,507	78,673
Exploration expenditures	498,217	71,362	676,125	228,981
Exploration tax credits	(35,685)	--	(52,258)	--
Joint venture reimbursement	(131,041)	--	(143,361)	--
	432,545	106,038	682,013	307,654

Other Operations
Revenue
Interest	39,032	5,467	53,097	22,296
Project management fees	29,754	17,614	52,917	27,506
Other	436	--	2,127	--
	69,222	23,081	108,141	49,802

Expenses
Accounting and legal	(1,962)	1,574	4,233	1,535
Depreciation	4,282	1,809	10,683	4,645
Foreign exchange loss (gain)	2,204	716	962	24,347
Investor services and trade shows	27,827	13,532	113,495	77,572
Management services	15,097	20,974	66,098	51,287
Office	7,732	6,347	68,088	31,590
Rent	9,749	9,535	29,348	27,255
Salaries and support services	33,130	31,982	111,727	73,096
Share-based compensation	--	4,348	82,529	59,212
Telephone and fax	601	801	3,008	2,253
Travel and entertainment	4,748	9,752	37,779	26,601
	103,408	101,370	527,950	379,393
Loss Before Marketable Securities Transactions	312,231	148,327	830,092	507,245

Write Down of Marketable Securities	--	(18,000)	--	--
Gain on Marketable Securities	4,392	--	14,710	--

Net Loss	307,839	130,327	815,382	507,245

Deficit, Beginning of Period
Previously reported	$4,508,700	$3,167,565	$4,001,157	$2,844,232
Prior years’ share-based compensation (Note 2 )	--	309,105	--	255,520
Restated	4,508,700	3,476,670	4,001,157	3,099,752

Deficit, End of Period	$4,816,539	$3,606,997	$4,816,539	$3,606,997

Loss Per Share	$ 0.02	$ 0.01	$ 0.05	$ 0.04

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2004	2003	Jan. 31
ASSETS				2004
Current
Cash		$2,627,328	$1,071,689	$917,914
Marketable securities (Note 3)		146,000	92,900	107,500
Accounts receivable		333,234	34,339	92,093
Prepaid expenses		190,276	1,930	14,963
		3,296,838	1,200,858	1,132,470

Office and Computer Equipment, less accumulated
depreciation of $ 40,418 (2003 - $26,616)		44,690	18,898	23,963
Project Deposits (Note 4)		44,400	20,200	20,200
Mineral Property Interests (Note 5)		--	--	--

		$3,385,928	$1,239,956	$1,176,633

LIABILITIES
Current
Accounts payable and accruals		$14,301	$12,808	$28,308
Payable to related party (Note 7)		47,376	78,040	32,710
Joint venture project deposits		15,188	--	--
		76,865	90,848	61,018

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		7,391,305	4,442,844	4,447,484
Contributed Surplus (Notes 2 and 6 )		734,297	313,261	669,288
Deficit		(4,816,539)	(3,606,997)	(4,001,157)
		3,309,063	1,149,108	1,115,615

		$3,385,928	$1,239,956	$1,176,633

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2004	2003	2004	2003
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
Other
Cash paid to suppliers and employees	$ (408,102)	$ (8,934)	$ (694,350)	$ (213,753)
Repayment of advances from related party	982,228	627	14,666	53,981
Revenue received	23,093	5,935	53,203	32,668
Mineral property interest costs
Acquisition costs	(101,054)	(34,676)	(201,507)	(69,923)
Exploration costs	(498,216)	(137,048)	(661,784)	(228,354)
Exploration tax credits/grants	1,889	--	47,131	--
Project deposits by JV partners	(858,504)	--	34,779	--
Mineral property interest option proceeds	125,000	--	208,230	78,000

	(733,666)	(174,096)	(1,199,632)	(347,381)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	10,642	--	39,710	--
Project deposits	0	(7,100)	(24,200)	(7,100)
Purchase of office and computer equipment	(7,797)	(1,044)	(32,765)	(5,468)

	2,845	(8,144)	(17,255)	(12,568)

Cash Flows From Financing Activities
Common shares issued for cash	0	7,000	3,166,700	516,500
Share issue costs	(530)	(70)	(240,399)	(904)

	(530)	6,930	2,926,301	515,596

Increase (Decrease) in Cash	(731,351)	(175,310)	1,709,414	155,647
Cash, Beginning of Period	3,358,679	1,246,999	917,914	916,042

Cash, End of Period	$ 2,627,328	$1,071,689	$ 2,627,328	$1,071,689

Supplemental Information on Non-Cash Transactions
Marketable securities received	$ (29,500)	$ (36,000)	$ (63,500)	$ --
Mineral property interest option proceeds	29,500	36,000	63,500	--
Write down of marketable securities	--	(18,000)	--	--
Reduction in carrying value of marketable securities	--	18,000	--	--
Share-based compensation expense	--	(4,348)	(82,529)	(59,212)
Contributed surplus relating to share-based compensation	--	4,348	82,529	59,212
Shares issued upon exercise of options	--	--	17,520	--
Adjustment to contributed surplus relating to share-based compensation	--	--	(17,520)	--

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2004	2003	2004	2003
	3 months	3 months	9 months	9 months
Common Shares (Note 6) (net of share issue costs)
Opening balance	$ 7,391,835	$ 4,431,882	$ 4,447,484	$ 3,914,466
Private placement	--	--	2,424,098	--
Private placement (flow-through)	--	--	--	--
Share-purchase warrants	--	--	492,349	508,729
Employee stock options	(530)	10,962	27,374	10,962
Issued for mineral properties	--	--	--	8,687

Closing balance	7,391,305	4,442,844	7,391,305	4,442,844

Retained Earnings
Opening balance
Previously reported	(4,508,700)	(3,167,565)	(4,001,157)	(2,844,232)
Prior years’ share-based compensation (Note 2 )	--	(309,105)	--	(255,520)
Restated	(4,508,700)	(3,476,670)	(4,001,157)	(3,099,752)
Current	(307,839)	(130,327)	(815,382)	(507,245)

Closing balance	(4,816,539)	(3,606,997)	(4,816,539)	(3,606,997)

Non-Employee Option Compensation
Opening balance	734,297	312,944	669,288	258,080
Current	--	4,348	65,009	55,181

Closing balance	734,297	313,261	734,297	313,261

Shareholders’ Equity	$ 3,309,063	$ 1,149,108	$ 3,309,063	$ 1,149,108

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs[1]	Property Write-down	Tax Credits

Adam	$ --	$ --	$ 120	$ --	$ --
Alaska	33,230	24,152	34,806	--	--
Fer	--	3,440	4,619	--	--
RDN	25,000	--	5,144	--	(552)
Simpson	--	--	4,655	--	--
Sutlahine	--	3,915	157,830	--	(27,697)
Thorn	182,000	150,000	108,923	--	(20,310)
Tide	31,500	--	7,691	--	(1,208)
William’s Gold	--	20,000	3,863	--	(345)
Other	--	--	205,113	(43,063)	(2,146)

Total	$ 271,730	$ 201,507	$ 532,764	$ (43,063)	$ (52,258)

Cumulative Net Mineral Property Costs since Inception

Balance	Current	Balance
January 31, 2004	Expenditures	October 31, 2004

Adam	$ 60,243	$ 120	$ 60,363
Alaska	38,372	25,728	64,100
Fer	92,743	8,059	100,802
RDN	803,701	(20,408)	783,293
Simpson	67,300	4,655	71,955
Sutlahine	33,805	134,048	167,853
Thorn	323,551	56,613	380,164
Tide	(21,998)	(25,017)	(47,015)
William’s Gold	152,300	23,518	175,818
Other	91,607	159,904	251,511

Total	$ 1,641,624	$ 367,220	$ 2,008,844

1 Net of joint venture reimbursement of $143,361

* Other includes property examinations, generative projects, and exploration initiatives that are not associated with specific mineral property interests.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. The accompanying Management Discussion and Analysis forms an integral part of the interim report on the Company’s financial condition. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated interim financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company’s wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software

100%

Computer equipment

30%

Office equipment and furniture

20%

Mineral Property Interests

The company’s mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company’s property ownership and rights to property ownership are described in Note 5.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Mineral Property Interests (continued)

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Notes 2 and 6.

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest.

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to calculate exploration tax credits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees as of January 31, 2004. These recommendations established the standards described in Notes 1 and 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $4,156 for the three months and by $57,740 for the nine months ended October 31, 2003. Deficit and contributed surplus were increased by $313,261 at October 31, 2003.

3.

MARKETABLE SECURITIES

	2004	2003

Blackstone Ventures Inc. – 20,000 shares	$ --	$ 6,000
CANGOLD Ltd. – 250,000 shares (2003 -150,000 shares)	80,000	48,000
Hyder Gold Inc. – 150,000 shares	10,500	18,000
Plutonic Capital Inc. - 150,000 shares (2003 – 50,000 shares)	33,000	11,000
Serengeti Resources Inc. – 175,000 shares	31,500	--
Stikine Gold Corp. (2003 – 100,000 shares)	--	25,000
Western Keltic Mines Inc. –100,000 shares (2003 - 200,000 shares)	6,000	52,000
	161,000	160,000
Less write-down to estimated market value	(15,000)	(67,100)

	$ 146,000	$ 92,900

Fair market value of the marketable securities on October 31, 2004 was approximately $208,500.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the bond is determined at the time the notice of work to be done is submitted. If work is more extensive than previously planned, the amount of the bond is increased. The following schedule shows reclamation deposits for each project

Project	Date of Deposit	Amount
Tide	August 13, 2002	$ 3,500
Thorn	June 13, 2002	9,600
	September 2, 2003	7,100
RDN	April 13, 2004	10,800
	April 21, 2004	9,400
William’s Gold	June 7, 2004	4,000
TOTAL		$ 44,400

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the nine months ended October 31 were:

	2004	2003
Acquisition Costs	$ 201,507	$ 78,673
Exploration Costs
Aircraft and helicopter	165,517	32,258
Camp and support	57,517	16,028
Chemical analysis	36,797	18,312
Drafting	9,412	5,314
Geological and engineering	245,254	100,750
Maps and reproductions	14,089	3,573
Materials	25,001	8,581
Project management	55,678	18,196
Recording and filing	41,973	14,587
Travel	24,887	11,382
	676,125	228,981

Exploration tax credits and grants	(52,258)	--
Joint venture reimbursement	(143,361)	--

	480,506	228,981
Property write-downs and abandonments	(43,063)	--

Option Proceeds	(271,730)	(130,000)

Cumulative Net Expenditures, Beginning of Period	1,924,220	1,676,301
Cumulative Net Expenditures, End of Period	$ 2,291,440	$ 1,853,955

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The company’s mineral property interest commitments are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company will earn its interest on completion of the following:

Cash payments of:

•

$15,000 upon signing (paid)

•

$15,000 on December 1, 2000 (paid)

•

$10,000 on March 1, 2001 (paid)

•

$15,000 on March 1, 2002 (paid)

•

$25,000 on March 1, 2003(paid)

•

$50,000 on March 1, 2004 (paid)

•

$100,000 on March 1, 2005 (paid)

Exploration expenditures of $50,000 by March 1, 2001 (completed)

Share issues of:

•

50,000 common shares upon signing (issued)

•

50,000 common shares on March 1, 2001 (issued)

•

25,000 common shares on September 1, 2001 (issued)

•

25,000 common shares on March 1, 2002 (issued)

•

25,000 common shares on September 1, 2002 (issued)

•

25,000 common shares on March 1, 2003(issued)

The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (formerly First Au Strategies Corporation “CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of the following:

Exploration expenditures of at least

•

$300,000 on or before March 1, 2003 (completed)

•

an aggregate of $700,000 on or before March 1, 2004 (completed)

•

an additional $500,000 on or before March 1, 2005 (completed)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

Thorn Property, British Columbia (continued)

Cash payments to the Company of:

•

$15,000 on regulatory approval of the agreement (received)

•

$25,000 on or before March 1, 2003 (received)

•

$50,000 on or before March 1, 2004 (received)

•

$100,000 on or before March 1, 2005 (received)

Issuing to the Company:

•

100,000 common shares on regulatory approval (received)

•

50,000 common shares on or before March 1, 2003 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2004 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2005 (received)

In September 2004, CANGOLD completed the requirements to earn a 51% interest in the Thorn Property. The Company and CANGOLD have entered into a formal joint venture agreement for further development of the property.

RDN Property, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The Company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The Company may purchase one-half of the net smelter royalty for $666,666.

On March 16, 2004 the Corporation signed a letter of agreement with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004)

•

not less than an aggregate of $3,500,000 on or before December 31, 2006
(as revised November 19, 2004)

•

not less than an aggregate of $5,000,000 on or before December 31, 2007
(as revised November 19, 2004)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005

•

$60,000 on or before March 1, 2006

•

$75,000 on or before March 1, 2007

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

RDN Property, British Columbia (continued)

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company will earn the remaining 50% interest on completion of the following:

Cash payments of:

•

$10,000 upon signing (paid)

•

$15,000 on May 1, 2002 (paid)

•

$12,500 on May 1, 2003 (paid)

•

$20,000 on May 1, 2004 (paid)

Share issues of:

•

25,000 common shares upon signing (issued)

•

25,000 common shares on December 31, 2001 (issued)

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003 (issued)

•

25,000 common shares on December 31, 2004

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 1.5% of the net smelter return for $2,000,000.

On December 18, 2002, the Company granted Stikine Gold Corporation (“Stikine”) an option to earn a 70% interest in the property on completion of exploration expenditures and cash and share payments. Stikine terminated this agreement on April 30, 2004.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

Tide Property, British Columbia (continued)

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company within 10 days of regulatory approval. Serengeti will assume the following obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti (received)

•

50,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

Newmont has waived their right of first refusal on this agreement with Plutonic.

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company and Serengeti deposited $185,000 in trust with the Company for the purpose of financing exploration expenditures on the property. The Company will be operator for the exploration program.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

Sutlahine Claims, British Columbia

In October 2003 the Company acquired the Sutlahine Property by staking 24 claims comprising 480 units. An additional 12 claims totalling 219 units were staked in May 2004. A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfill the assessment work requirement to keep these claims in good standing until December 2006.

FER Claims, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”).The Company and Breakwater will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until January 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

Tillei Lake Claims, Yukon

In August 2003 the Company staked four claims within the area covered by a regional Yukon Mineral Incentive Program project. There are no additional costs associated with maintaining these claims in good standing until August 2004. During the first quarter of 2004, the company decided to abandon this property.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property.

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of :

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004(completed)

•

an additional $75,000 USD by January 30, 2005, (completed) and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received subsequent to October 31, 2004)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. AngloGold has also elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures (completed).

Eagle Property, Alaska

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005 (completed), and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

Eagle Property, Alaska (continued)

Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received subsequent to October 31, 2004)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement. AngloGold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures (completed).

Beverley, Boundary and SE Surf properties, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in the California and Surf properties, which included separate claim blocks now called Beverley, Boundary and SE Surf. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

In August 2003, Western Keltic Mines Inc. sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

The Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”), dated June 22, 2004, whereby AngloGold can earn a 50% interest in the Beverly property on completion of the following:

Exploration expenditures of:

•

$50,000 USD on or before February 28, 2005

•

an additional $100,000 USD on or before February 28, 2006

•

an additional $350,000 USD on or before February 28, 2007, and

•

the difference between all earn-in exploration expenses and $1,000,000 USD in total on or before February 28, 2008

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

MINERAL PROPERTY INTERESTS (continued)

Beverley, Boundary and SE Surf properties, Alaska (continued)

Cash payments to the Company of:

•

$25,000 USD upon signing (received)

•

$20,000 USD on or before February 28, 2005

•

$30,000 USD on or before February 28, 2006

•

$50,000 USD on or before February 28, 2007

•

$75,000 USD on or before February 28, 2008

AngloGold shall be solely responsible for the payment due to Keltic following exploration expenditures of $1,500,000 (Canadian funds). This agreement was terminated subsequent to the end of the third quarter.

Additional staking in March 2004 added 42 claims to the Boundary property and 16 claims to the SE Surf property.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects. . Wildfires in the area prevented exploration of these claims during the summer of 2004, therefore cash in lieu of labour has been paid to keep the claims in good standing.

Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Western Canada. Phase I costs will be shared equally between the Company and Newmont, of which the Company’s portion will be a maximum of $20,000. Phase II fieldwork was undertaken in July with expenditures to be shared equally between the parties. The Company’s portion will be a maximum of $160,000.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

SHARE CAPITAL

Authorized

   unlimited common shares without par value (as amended June 18, 2004)

Issued and fully paid	2004		2003
	Number of Shares	Amount	Number of Shares	Amount
January 31	13,615,621	$ 4,447,484	12,334,621	$3,914,466
Issued for cash
Common shares, net of share issue costs of $240,399 (’04),$ 904 (‘03)	4,146,907	2,943,821	1,231,000	519,628
Issued for mineral properties	--	--	25,000	8,750
October 31	17,762,528	$ 7,391,305	13,590,621	$ 4,442,844

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,771,253 shares for the issue of share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

Options
	Number of Shares					Price Per Share		Expiry Date	Grant Date
	Balance, beginning of period	Granted during the period	Exercised during period	Balance, end of period	Exercisable at the end of the period	Exercise price	Fair value

Director	600,000	-	-	600,000	600,000	$0.25	$0.35	02-Mar-06	02-Mar-01
Employee	50,000	-	-	50,000	50,000	0.25	0.35	02-Mar-06	02-Mar-01
Employee	50,000	-	-	50,000	50,000	0.60	0.35	09-Jan-05	09-Jan-03
Director	75,000	-	-	75,000	75,000	0.60	0.62	15-Jan-08	15-Jan-03
Director	205,000		-	205,000	205,000	0.95	0.72	18-Dec-08	18-Dec-03
Employee	225,000	-	-	225,000	225,000	0.95	0.72	18-Dec-08	18-Dec-03
Officer	25,000	-	-	25,000	25,000	0.95	0.72	18-Dec-08	18-Dec-03
Consultant	60,000	-	-	60,000	60,000	0.95	0.76	26-Mar-06	26-Mar-04
Employee	150,000	-	-	150,000	75,000	0.95	0.49	18-June-09	18-June-04

	1,440,000	-	-	1,440,000	1,365,000

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

SHARE CAPITAL (continued)

Warrants
	Number of	Issue Price
	Shares	Per Share	Expiry Date	Grant Date

Broker Warrants	213,667	$0.90	12-Sep-05	12-Mar-04
Share Purchase Warrant	1,068,334	$1.15	12-Sep-05	12-Mar-04
	430,120	$1.15	23-Sep-05	23-Mar-04

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during each year:

	2004	2003
Volatility	57 - 150%	100 - 111%
Risk-free interest rate	2.01 – 2.78%	2.68 - 2.82%
Expected life	2 to 5 years	2 to 5 years
Expected dividend yield	--	-

7.

RELATED PARTY

The company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as “Payable to Related Party”. Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by Equity to unrelated third parties.

During the quarter ending October 31, 2004, the company paid Equity $308,664 for geological consulting services , excluding costs paid by joint venture partners, and $46,051  for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $656- investor services; $24,091- management services; $2,245 - office; $9,749 - rent; and $9, 310 - support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.

FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(a)

Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

 (d) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

 (i) Shareholders’ Equity

	October 31 2004	October 31 2003	Jan. 31 2004
Shareholders’ equity under Canadian GAAP	3,309,063	$ 1,149,108	$ 1,115,615
Deduct deferred income tax liability	(100,125)	(80,125)	(100,125)
Shareholders’ equity under U.S. GAAP	$ 3,208,938	$ 1,068,983	$ 1,015,490

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2004

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

 (ii) Loss Per Share

	3 months ended		9 months ended
	October 31 2004	October 31 2003	October 31 2004	October 31 2003
		(Restated)		(Restated)
Weighted average number of shares under Canadian GAAP	17,762,528	13,584,751	16,986,302	13,213,266
Escrow shares	(29,865)	(209,865)	(29,865)	(209,865)
Weighted average number of shares under U.S. GAAP	17,732,663	13,374,886	16,956,437	13,003,401

Loss Per Share under U.S. GAAP	$0.02	$0.01	$0.05	$0.04

10.

ENVIRONMENTAL

The company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the quarter ended

October 31, 2004

RIMFIRE MINERALS CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

a.1

Date

The information in this form includes financial results for the nine-month period ending October 31, 2004 with other information current to December 13, 2004.

1.2

Overall Performance

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory and Alaska.

In this quarter, exploration programs were undertaken on all of the Company’s properties, putting the Company on target for achieving its best year in terms of exploration expenditures on its properties. Drilling programs were completed on the RDN, Tide, ER and Eagle properties under partnerships with Northgate Minerals Corporation, Serengeti Resources Inc. and AngloGold Exploration (U.S.A.) Inc., respectively. Drilling commenced on the Thorn property in October, with joint venture partner CANGOLD Limited after completion of the IP geophysical survey in August.

2004 Exploration Overview

Pogo District, Alaska

AngloGold (U.S.A.) completed a NSAMT geophysical survey, soil geochemical sampling and 3 holes totaling 997 m on the ER project. The first phase of work on the Eagle property consisted of the collection of 485 soil samples to expand the previous focused soil grid to its current length of 6 km with lines ranging from 0.7 to 1.8 km in length. On the Eagle, 9 holes totaling 2778 m were drilled targeting soil geochemical anomalies that span a distance of 4 km in a NE-SW direction. A deep penetrating EM survey was carried out late in the season, but these results were not available until after completion of the drill program. The Beverly Property program consisted of soil sampling along the anomalous portions of lines sampled in 1999 and 2000 by a previous operator. This sampling was conducted to verify anomalies previously defined and very little sampling was done beyond the areas of previous work. With completion of the work this year on the Eagle Property, AngloGold will have vested a 70% interest in the property. Management is currently compiling results from all of the surface and drill programs for dissemination.

British Columbia

Thorn

The Thorn IP geophysical survey was completed by CANGOLD Limited in August and demonstrated a significant correlation between the IP geophysics and known silver-gold mineralization but also identified several new targets in areas of no outcrop. With the completion of this project and by making final share and cash issuances to Rimfire CANGOLD has earned a 51% interest in the property and a joint venture has been formed. By early November, the Thorn drill program was completed consisting of 1810 m in 12 holes targeting the Oban Breccia Zone, massive sulphide veins in the Camp Creek Structural Corridor with 5 holes targeting IP geophysical anomalies. Prospecting prior to the commencement of the drill program resulted in the discovery of a quartz-barite boulder assaying 265 g/t (7.7 oz/t) gold 2 km north of the Camp Creek Structural Corridor in an area of the property that has not seen previous work. Results from the drilling will be released once all assays have been received and compiled.

RDN

On the RDN, optioned to Northgate Minerals Corporation, three target areas were tested with 2499 m of drilling in nine holes. Several precious metal bearing intervals were intersected; however these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery of native silver at a volcanic/sediment contact in an area (Blind Fault) that has not been previously explored. This discovery, along with discovery of a gold and silver mineralized boulder in a second area (Arctic grid) that has only been superficially explored is very encouraging. On the basis of these discoveries, Northgate has committed to funding the 2005 exploration program.

Tide

Serengeti Resources Inc. drilled 589 m in four reconnaissance holes on the Tide property testing the Arrow, South Pit, High Grade Pit and 36 zones. Gold mineralization was intersected at the 36 Zone, where hole TIDE04-03 averaged 1.00 g/t gold over 129.4 m, including a 39.6 m intersection averaging 1.92 g/t gold. This intersection is significant in that it tested a soil geochemical anomaly measuring 450 x 350 m of greater than 0.5-g/t gold that remains open in all directions. The hole was collared in the middle of the soil anomaly with better than 1.0 g/t gold values and this is reflected in the drill hole where mineralization was found throughout its entire length. Prospecting work undertaken in conjunction with the drilling resulted in the discovery of a high grade vein structure, coined the 52 Zone, in the northeast corner of the property. One of the samples on the southeast end of the structure returned 593 g/t (17 oz/t) gold and 14708 g/t (429 oz/t) silver from a 50 cm quartz-sulphide vein.

Regional Programs

During the previous quarter, Rimfire conducted reconnaissance exploration programs in the western Canada under a Strategic Alliance with Newmont Mining Company and initiated fieldwork on the Company’s wholly owned Sutlahine claims north of the Thorn property. Further sampling was completed on the Sutlahine properties during this quarter.

Financial Overview for Third Quarter 2004

Financial results for the third quarter of 2004 differ significantly from the same quarter in 2003. Option proceeds are significantly higher than the previous year, primarily due to completion of earn-in and therefore accelerated payments on the Thorn Property ($132,000). Funding of joint venture exploration on the Thorn property contributed to increased exploration expenditures in 2004. The Newmont Targeted exploration and Sutlahine projects also added significant exploration expenditures. Total administrative costs are fairly similar between the two quarters. Investor services increased from additional marketing initiatives but management services decreased and salaries remained constant. The changes in management and salaries reflect additional time spent in the field on exploration projects such that a proportion of these expenses is allocated to the project exploration costs.

The Company’s working capital as of October 31, 2004 was $3,219,973, comprised primarily of term deposits and other forms of cash, compared to $1,071,452 at the fiscal year end and $1,110,010 at the end of October 2003. The private placement completed in March 2004 contributed to this healthy financial condition.

1.3

Selected Annual Performance

Not applicable to interim report.

1.4

Results of Operations

For the nine months ended October 31, 2004, Rimfire incurred a net loss of $815,382 ($0.05 per share) compared to a net loss of $507,245 ($0.04 per share) in the same period the previous year. Revenue improved significantly as both interest revenue and joint venture management revenues are almost double the previous year. Option proceeds (2003-$130,000, 2004-$271,730) also contributed to improved revenue.

The major changes in general and administrative expenses are for management services, salaries and support. The changes in the contract for David Caulfield’s services as Chief Executive Officer account for most of the increase in management services while the addition of a full-time staff member and increased utilization of administrative support accounts for the increased salary and support costs.

Office expenses, which include computer services, insurance, postage and printing, are significantly higher in 2004. Shareholder requests for annual report material tripled for the current year. This substantially increased the costs of producing and mailing the annual report and information packages. The cost of insurance increased from $6,400 to $14,450. Investor relations expenses in the second quarter of 2004 were approximately 4.5 times the same period in 2003 however the nine-month totals are only 50% higher than the previous year. Most of this variance is timing for payment of trade show fees. A strategic marketing program was introduced during the third quarter to increase market awareness of Rimfire. This has shifted the emphasis from trade show participation with accompanying travel and entertainment costs, as well as exhibitor fees, to targeted marketing strategies which ensure that qualified investors are able to access information about the company.

Share-based compensation expense is related to the fair market value of stock options which vest during the quarter. Compensation expense is only recognized when the stock options become exerciseable. During the current quarter, no options were issued while during the same quarter last year 12,500 options at a fair market value of $0.35 per share vested. During the nine months ended October 31, 2004, 135,000 options with a fair market value of $0.49 - $0.76 vested. During the same period in 2003, 112,500 options with a fair market value of $0.35-$0.62 per share were issued and vested. On December 9, 2004 a total of 255,000 options were granted at an exercise price of $1.21 to directors, officers and employees. Outside directors received a total of 50,000 options while senior officers of the company received a total of 100,000 options. Other employees were granted the remaining 105,000 options. All options expire December 9, 2009. The fair market value of these options is $1.05 per share.

Foreign exchange gains and losses represent another noteworthy change. There has been significant fluctuation in the value of the US dollar against Canadian currency. Accordingly, our US dollar accounts, which are maintained to pay US Dollar denominated expenses, are now worth slightly more than at the fiscal year end while during the same period last year, the value dropped substantially. This has resulted in a difference of approximately $23,385 in the net loss.

Exploration expenditures, excluding those by joint-venture partners, totaled $532,764 (nine months ended October 31, 2003 - $228,981), and property acquisition costs totaled $201,507 (nine months ended October 31, 2003 - $78,673). These expenditures included costs of aircraft and helicopter ($165,517), camp and support activities ($57,517), chemical analysis ($36,797), drafting ($9,412), materials and supplies ($25,001), maps and reproductions ($14,089) professional geological fees and program management ($300,932), recording and filing fees ($41,973) and travel ($24,887). Joint venture reimbursement for the nine months ended October 31, 2004 totaled $143,361. Acquisition costs include the costs incurred to stake the Alaska and Sutlahine properties, option payments made for the Thorn and William’s Gold properties, and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the RDN, Thorn, Tide and Alaska properties.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine. This property, consisting of 285 claim units, is currently optioned to Northgate Minerals Corporation.

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, consisting of 555 claim units, is a joint venture with CANGOLD Limited who has acquired a 51% interest in the property.

The William’s Gold (formerly Bill) Property is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. This property, consisting of 178 claim units, was optioned to Stikine Gold Corporation who relinquished the option April 30, 2004.

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, consisting of 86 claim units, is currently optioned to Serengeti Resources Inc.

The Sutlahine Property, consisting of 699 claim units, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek.

The Adam Property, consisting of 60 claim units, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart.

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consists of seven claim groups totaling 50,120 acres. The ER-Ogo-Fire and Eagle claim groups are currently optioned to AngloGold (U.S.A) Exploration Inc.

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

The Simpson and Simpson Extension Properties, consisting of 42 claims, are located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

The following table shows the detailed exploration expenditures for the Company’s major properties during the third quarter of this fiscal year. Expenditures funded by joint venture partners are not reflected in these figures.

	Adam	Alaska	Fer	RDN	Simpson	Sutlahine	Thorn	Tide	William’s Gold	Other
Acquisition Costs	$ -	$ -	$ -	$ -	$ -	$ 1,054	$100,000	$ -	$ -	$ -

Exploration Costs
Aircraft and helicopter	-	-	-	-	-	20,505	35,356	-	1,609	90,354
Camp	-	273	42	182	6	8,704	11,430	204	-	16,903
Chemical analysis	-	-	-	-	-	12,866	38	-	-	22,833
Drafting	-	200	-	-	-	300	66	-	-	1,425
Equipment rentals	-	701	-	-	-	594	229	(595)	-	6,276
Freight	-	-	-	-	-	1,112	1,832	-	-	4,345
Geological and engineering	-	3,654	-	2,001	-	12,260	38,085	5,603	1,525	89,414
Maps and reproductions	-	234	0	35	-	13	478	-	-	115
Materials	-	86	-	-	-	2,129	2,002	-	-	16,194
Project management	-	66	-	-	-	6,431	13,026	0	-	24,591
Recording and filing	-	10,985	-	-	420	15,069	-	-	-	0
Travel	-	2,221	-	6	-	3,423	902	(232)	-	9,691
	-	18,420	42	2,224	426	83,406	103,444	4,980	3,134	282,141
Joint venture reimbursement	-	-	-	-	-	-	-	-	-	(131,041)
Exploration tax credits and grants	-	-	-	(446)	-	(13,327)	(20,050)	(752)	(322)	(788)
	-	18,420	42	1,778	426	70,079	83,394	4,228	2,812	150,312

Property write-downs and abandonments										-
Option Proceeds	-	-	-	25,000	-	-	116,000	13,500	-	-

Cumulative Net Expenditures,
Beginning of Period	60,363	45,679	100,760	806,514	71,527	96,721	312,771	(37,743)	173,006	101,201
End of Period	$60,363	$64,099	$100,802	$783,292	$71,953	$167,854	$380,165	($47,015)	$175,818	$251,513

The consolidated financial statements contain a schedule of Mineral Property Expenditures showing all acquisition and exploration costs from inception to the end of the quarter. Refer to the notes to the financial statements for additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, William’s Gold, Tide, Adam, or Yukon Properties for the 2004 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

CANGOLD has completed their work commitment on the Thorn property and made the final cash and share payments. CANGOLD has become operator and Rimfire will be required to contribute 49% of the expenditures for the project. The estimated expenditure by Rimfire for the remainder of this field season is $260,000. A deposit for 188,000 of this amount has been paid into the joint venture account with CANGOLD.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated in accordance with the Company’s method of accounting for mineral properties that was adopted January 31, 2002 and the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

Quarter Ended	Revenue $	Income (loss)	Income (loss) per share
October 31, 2004	69,222	(307,839)	(0.02)
July 31, 2004	34,228	(299,310)	(0.03)
April 30, 2004	4,691	(208,233)	(0.01)
January 31, 2004	6,433	(394,161)	(0.03)
October 31, 2003	23,081	(130,327)	(0.01)
July 31, 2003	23,125	(228,793)	(0.02)
April 30, 2003	3,596	(148,126)	(0.01)
January 31, 2003	7,806	(76,933)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards.

Reported loss was higher than normal in the first quarter of 2004 because of staking that was undertaken in both Alaska and northern BC. Normal field work would wait for more clement weather but staking can occur while snow covers the ground.

1.6

Liquidity

The Company’s working capital as of October 31, 2004 was $3,219,973, comprised primarily of term deposits and other forms of cash, compared to $1,071,452 at the fiscal year end and $1,110,010 at the end of October 2003. The Company expects that current working capital will be sufficient for the 2004 and 2005 fiscal years.

The Company’s issued and outstanding shares stood at 13,615,621 at year-end. The placements completed during the first quarter and exercise of share purchase warrants increased the Company’s issued and outstanding shares to 17,712,528. An additional 1,712,121 warrants exercisable before September 2005 were issued. During the second quarter, 150,000 employee stock options were granted and 50,000 options were exercised. There are 17,762,528 issued and outstanding shares as of October 31, 2004. 1,440,000 director and employee options exercisable before June 2009 remain outstanding. If all remaining warrants and options are exercised, a maximum of $2,714,272 will be added to Rimfire’s treasury, and shares outstanding will total 20,839,649.

Subsequent to the end of the quarter, 10,000 share purchase warrants at a price of $1.15 were exercised. An additional 7,692 shares with a deemed total value of $10,000 were issued to the Mineral Deposit Research Unit (MDRU) at the University of British Columbia to renew the Company’s membership for another five years. An employee exercised 25,000 options at $0.60. Total number of shares issued after October 31 was 42,692 increasing total issued and outstanding shares to 17,805,220 and share capital to $7,436,365.

At the annual general meeting held June 18, 2004, the shareholders approved an increase in authorized capital to allow an unlimited number of common shares to be issued.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There are no long-term liabilities. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners. If management chooses to continue with exploration the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
RDN	Nil
Thorn	49% of field work 49% of Assessment & filing - $3,230	December 15, 2004 December 15, 2005
William’s Gold	Assessment & filing - $19,580	December 15, 2005
Tide	Nil
Sutlahine	Nil
Adam	Nil
Fer	Assessment & filing - $5,360	July 1, 2005
Alaska properties	Claim rental - $9,865 USD (approximately$12,800 CAD) Assessment & filing - $467 USD (Approximately $606 CAD)	November 30, 2004 (paid) November 30, 2004 (paid)
Simpson	Assessment & filing - $3,570	September 29, 2005

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the quarter ending October 31, 2004, the company paid Equity $308,664 (2003 - $ 296,296) for geological consulting services, excluding costs paid by joint venture partners, and $46,051 (2003 - $ $32,923) for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $656 - investor services (2003 - $352); $24,091- management services (2003 - $15,042); $2,245 – office (2003 - $1,145); $9,749 – rent (2003 - $9,535); and $9,310 - support services (2003 - $6,849).

During the quarter ending July 31, 2004, the company paid Equity $93,680 (2003 - $105,043) for geological consulting services, excluding costs paid by joint venture partners, and $62,728 (2003 - $39,365) for providing general corporate and administrative services. General corporate and administrative services provided by Equity during the period consisted of the following: $14,457 – insurance (2003 - $6,396), $1,298 - investor services (2003 - $477); $24,122- management services (2003 - $15,057); $4,158 – office (2003 - $1,352); $9,673 – rent (2003 - $9,180); and $9,020 - support services (2003 - $6,903).

During the quarter ended April 30, 2004, the Company paid Equity $11,073 (2003 -$12,160) for geological consulting services and $44,446 (2003 -$32,464) for providing general corporate and administrative services composed of: $510 (2003 -$900) for investor services, $24,099 (2003 -$15,107) for the management services of David Caulfield, $2,068 (2003 -$1,740) for office, $9,926 (2003 -$8,539) for rent and $7,843 (2003 -$6,178) for support services. The increases in these amounts reflect additional office space and services utilized by the increase in Rimfire staff.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

1.10

Fourth Quarter

Not applicable to interim report.

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees as of January 31, 2004. These recommendations established the standards described in Note 2 to the consolidated financial statements for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis. The alternatives for adoption of this policy included adopting the new policy on a prospective basis accompanied by pro-forma disclosure of the effect of the policy on statements of loss and deficit and the balance sheet if the policy had been adopted retroactively. It was decided that adopting the policy on a retroactive basis would be easier to understand than adopting it on a prospective basis with the pro-forma disclosure.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I  David A. Caulfield, Chief Executive Officer of Rimfire Minerals Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) Rimfire Minerals Corporation, (the issuer) for the interim period ending October 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: December 17, 2004

“David A. Caulfield”

Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I  Dorothy G. Miller, Chief Financial Officer of Rimfire Minerals Corporation, certify that:

6.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) Rimfire Minerals Corporation, (the issuer) for the interim period ending October 31, 2004.

7.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

8.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

9.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

10.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: December 17, 2004

“Dorothy G. Miller”

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

December 17, 2004